EXHIBIT 21.1

Virtus Investment Partners, Inc. Subsidiary List

Name	Jurisdiction
DPCM Holdings, Inc.	Illinois
Duff & Phelps Investment Management Company	Illinois
Engemann Asset Management	California
Euclid Advisors, LLC	New York
Kayne Anderson Rudnick Investment Management, LLC	California
Pasadena Capital Corporation	California
Virtus Alternative Investment Advisers, Inc.	Connecticut
Phoenix Equity Planning Corporation	Connecticut
Virtus Investment Advisers, Inc.	Massachusetts
Phoenix LJH/Alternative Investments, LLC	Delaware
Zweig Advisers LLC	Delaware
Rutherford Financial Corporation	Pennsylvania
Rutherford, Brown & Catherwood, LLC	Delaware
SCM Advisors, LLC	California
Virtus Partners, Inc.	Delaware
Walnut Asset Management, LLC	Delaware